                                                                    EXHIBIT 28.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis relates to the financial condition and results of operations of Burlington Northern Santa Fe Corporation and its majority-owned subsidiaries (collectively BNSF or Company). BNSF was incorporated in Delaware on December 16, 1994, for the purpose of effecting a business combination between Burlington Northern Inc. (BNI) and Santa Fe Pacific Corporation (SFP) which was consummated on September 22, 1995. The principal subsidiary of BNSF is The Burlington Northern and Santa Fe Railway Company (BNSF Railway). BNSF Railway was formed in December 1996, when The Atchison, Topeka and Santa Fe Railway Company (ATSF) merged with and into Burlington Northern Railroad Company (BNRR).


RESULTS OF OPERATIONS

The results of operations discussed below include BNSF results for the year ended December 31, 1997 and 1996, BNI results for the year ended December 31, 1995 and SFP results from the merger date, September 22, 1995, through December 31, 1995. All earnings per share information is stated on a diluted basis.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

BNSF recorded net income for 1997 of $885 million ($5.64 per common share), compared with net income of $889 million ($5.74 per common share) for 1996. The decrease in net income is primarily due to a fourth quarter special charge of $90 million ($57 million after tax) or $.36 per common share principally related to the consolidation of union clerical functions. This was largely offset by improved operating results in 1997 despite severe weather conditions in the first quarter of 1997 throughout the Northern Plains and the Pacific Northwest
(PNW). The financial impact of recurring and protracted outages on many parts of the system, the cost of repairing track, signals and equipment, and the operating inefficiencies caused by the weather is virtually impossible to measure with precision. However, the Company estimates that the severe weather in the first quarter of 1997 resulted in lost revenue opportunities of approximately $100 million and increased operating expenses by at least $50 million.

  Excluding the fourth quarter special charge, net income for 1997 was $942 million ($6.00 per common share) compared with 1996 net income of $889 million ($5.74 per common share).
--------------------------------------------------------------------------------
REVENUE TABLE

The following table presents BNSF's revenue information by commodity for the years ended December 31, 1997, 1996 and 1995 and includes certain reclassifications of prior year information to conform to current year presentation.

                                             Revenues                   Revenue Ton Miles (RTM)          Revenue Per Thousand RTM
                                  ----------------------------     -------------------------------     ----------------------------
                                   1997       1996       1995        1997        1996        1995       1997       1996       1995
                                  ------     ------     ------     -------     -------     -------     ------     ------     ------
                                          (IN MILLIONS)                     (IN MILLIONS)
Intermodal                        $2,282     $2,039     $1,076      79,964      71,262      38,516     $28.54     $28.61     $27.94
Coal                               1,972      1,973      1,821     169,776     169,380     153,169      11.62      11.65      11.89
Agricultural Commodities           1,087      1,171      1,143      57,039      59,601      55,356      19.06      19.65      20.65
Chemicals                            793        765        443      30,750      28,896      17,155      25.79      26.47      25.82
Forest Products                      573        556        471      25,876      25,140      19,828      22.14      22.12      23.75
Consumer Goods                       505        470        365      19,814      18,201      12,332      25.49      25.82      29.60
Metals                               424        413        320      19,958      20,199      13,804      21.24      20.45      23.18
Automotive                           422        396        211       7,102       6,062       3,158      59.42      65.32      66.81
Minerals                             352        319        260      14,309      12,318      10,119      26.60      25.90      25.69
Other                                  3         39          7           -           -           -          -          -          -
------------------------          ------     ------     ------     -------     -------     -------     ------     ------     ------
    Total                         $8,413     $8,141     $6,117     424,588     411,059     323,437     $19.81     $19.71     $18.91
========================          ======     ======     ======     =======     =======     =======     ======     ======     ======

                                     BURLINGTON NORTHERN SANTA FE CORPORATION 13

REVENUES

Total revenues for 1997 were $8,413 million or 3 percent higher compared with revenues of $8,141 million for 1996. The $272 million increase primarily reflects increases in the intermodal, consumer goods, minerals, chemicals, automotive, forest products and metals segments partially offset by lower agricultural commodities revenues. Revenue per revenue ton mile, a key performance statistic, increased slightly in 1997 to $19.81 from $19.71 in 1996. During 1997, BNSF's share of the Western United States (U.S.) rail traffic market, based on reporting to the Association of American Railroads, increased
1.8 points to 41.4 percent.

  Intermodal revenues improved $243 million or 12 percent compared with 1996, due to increased volume growth in the Direct, International, Truckload, and IMC segments. The Direct segment experienced a 14 percent growth in revenues primarily due to an 18 percent gain in loadings. Direct segment growth was due to volume increases from less than truckload (LTL) shipments led by Yellow Freight, Consolidated Freightways and Roadway. LTL volume from Yellow Freight, Consolidated Freightways, and Roadway has grown substantially all year with growth accelerating in the 2nd, 3rd, and 4th quarters in particular due to Yellow Freight's change of operations completed in April 1997. International revenues increased 10 percent from 1996 due to an 8 percent increase in units moved. International growth has been the result of a strong import economy and increased market share by steamship lines such as Hyundai, OOCL, and Cosco that utilize BNSF. Truckload revenues increased 21 percent due to a 20 percent increase in loadings, primarily attributable to strength in the Company's Chicago to California and Southeast to California corridors.

  Agricultural Commodities revenues were $84 million lower, or 7 percent, than 1996, due primarily to a decrease in shipments of wheat for export in the first and second quarters due to the U.S. uncompetitiveness in the world market and severe weather conditions in the Northern Plains and PNW in the first quarter. Some of the volume losses were offset by shorter haul, lower revenue movements from the southern U.S. plains wheat region. Agricultural commodities revenues were also unfavorably impacted by lower revenue per car for corn movements and volume declines in barley traffic.

  Chemicals revenues increased $28 million, or 4 percent, primarily due to higher demand for petroleum and plastic products. Chemicals carloadings increased 4 percent due to additional traffic from Texas Gulf Coast shippers. Rate increases in petroleum products offset average revenue per car decreases in agricultural minerals and industrial products.

  Consumer Goods revenues were $35 million higher, or 7 percent, as compared with 1996 primarily due to growth in the government and machinery and bulk foods segments. Overall consumer goods carloadings increased 13 percent. Volume gains in bulk foods were the result of strong corn syrup and sugar loadings, while gains in government and machinery was the result of special moves for Boeing and additional military movements.

  Metals revenues increased $11 million, or 3 percent, due to a 4 percent increase in revenue per revenue ton mile. Revenue per car gains were realized in steel due to a shift in traffic mix away from scrap to sheet steel and structural products.

  Automotive revenues increased $26 million, or 7 percent, due to a 5 percent volume gain in motor vehicle and vehicle parts traffic. BNSF experienced gains in units moved for Honda and General Motors which were partially offset by reduced Ford shipments. Revenue per revenue ton mile decreased 9 percent due to changes in the traffic mix.

  Minerals revenues increased $33 million, or 10 percent, compared with 1996 due primarily to a 6 percent increase in shipments. Volume gains in clay and aggregates, sand, rock and specialty minerals and sodium compounds were partially offset by a decrease in shipments of cement, gypsum and lime. Clay and aggregates revenue increases were due to increased movements from Wyoming producers. Rock and specialty minerals volume gains were led by improvements in crushed stone from Texas origins. Additional loadings in the sodium compounds were the result of specific business initiatives to increase the Company's participation in the market.

EXPENSES

Total operating expenses for 1997 were $6,646 million or $253 million higher compared with expenses of $6,393 million for 1996. As discussed in Note 3:
Special charges, the Company recorded a $90 million ($57 million after-tax) special charge in the fourth quarter of 1997 primarily related to the consolidation of union clerical functions. Excluding the special charge, operating expenses for 1997 were $6,556 million, $163 million or 3 percent higher than 1996. The adjusted operating ratio for 1997 was 77.9 percent, compared with an operating ratio of 78.5 percent for 1996.

  Compensation and benefit expenses of $2,675 million were $114 million or 4 percent higher than 1996. A majority of the increase was due to higher costs associated with weather-related repairs to track and equipment and slower operations. Additionally, wages were higher due to volume related increases in train crew costs and because of 1997 wage increases to both salaried and union employees.


14 BURLINGTON NORTHERN SANTA FE CORPORATION

  Purchased services expenses of $866 million increased $34 million, or 4 percent, compared with 1996 due to higher ramping and drayage costs related to increased intermodal volumes. Joint facility costs were also higher due to operations over trackage rights gained as a condition of the merger of UP-SP. The above were partially offset by lower professional service expenses.

  Equipment rents expenses of $820 million were $84 million, or 11 percent, higher than 1996. Lower equipment utilization and higher volumes resulted in increased locomotive rents and higher time and mileage expenses for rail car and intermodal trailers and flat cars. Additionally, equipment-related performance penalties for grain increased $19 million from 1996.

  Fuel expenses of $747 million were $20 million higher than in 1996 due to a 1 percent increase in the average price paid per gallon of diesel fuel as well as a 2 percent increase in consumption due to volume. Gross ton miles per gallon of fuel increased by 2 percent to 711 gross ton miles per gallon due to additional new, fuel-efficient locomotives and the adoption of more fuel efficient operating practices.

  Materials and other expenses of $675 million were $102 million lower than 1996 partially due to lower derailment and personal injury expenses reflecting the continuing benefits of employee safety programs. Additionally, other expenses were reduced by income from the sale of signboard easements and tax incentives from the state of Nebraska related to investment and employment levels in the state.

  Interest expense of $344 million was $43 million higher than in 1996, primarily due to higher debt levels, which increased from $4,711 million at December 31, 1996 to $5,289 million at December 31, 1997.

  Other income (expense), net was $12 million below 1996. The increase in expense is due to higher fees from the sale of accounts receivable reflecting an increase in receivables sold and lower profits from land sales.

  Income tax expense of $519 million was $32 million lower in 1997 due to lower pre-tax income and a lower effective tax rate due to adjustments to prior years' tax estimates.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

BNSF recorded net income for 1996 of $889 million ($5.74 per common share), compared with net income of $92 million ($.67 per common share) for 1995. Results for 1995 include a $735 million special charge, which reduced net income by approximately $453 million. Results for 1995 were further reduced by $100 million (after tax), or $.95 per common share, for the cumulative effect of an accounting change for locomotive overhauls and $6 million (after tax), or $.05 per common share, for an extraordinary loss on early retirement of debt. Excluding the above items, net income for 1995 would have been $651 million.

  As discussed in Note 3: Special charges, the Company recorded $735 million for merger, severance and asset rationalization costs in 1995. The principal components of the charge were $287 million related to BNSF's plan to centralize the majority of its clerical functions and $254 million for severance, pension and other salaried employee benefits and for employee relocation costs incurred during the period. Additionally, $105 million was recorded for planned branch line dispositions. The remaining $89 million included obligations for vacating leased facilities and the write-off of duplicate and excess assets. Additional accruals of $138 million were recorded through purchase accounting related to former SFP employees and assets. When its plans are fully implemented, BNSF expects to have eliminated over 3,300 positions and disposed of approximately 4,000 miles of low density track. To date, BNSF has eliminated approximately 1,700 salaried positions and 1,250 clerical positions and has disposed of approximately 2,800 miles of low density track.

REVENUES

Total revenues for 1996 were $8,141 million compared with revenues of $6,117 million for 1995. The $2,024 million increase primarily reflects inclusion of a full year of SFP results in 1996. Prior to the business combination, coal and agricultural commodities made up approximately 50 percent of BNI's revenues while intermodal shipments comprised approximately 45 percent of total SFP revenues.

  Intermodal revenues increased $963 million compared with 1995, due to inclusion of a full year of SFP operations.

  Coal revenues improved $152 million during 1996. Approximately 85 percent of the increase was due to inclusion of a full year of SFP operations. Additionally, tonnage of low-sulfur coal shipped from the Powder River Basin increased from 1995. Revenue per thousand revenue ton miles declined principally as a result of continuing competitive pricing pressures and a change in traffic mix.

  Agricultural commodities revenues during 1996 were $28 million greater than 1995 reflecting a full year of SFP operations largely offset by lower export shipments of wheat and corn.

  Chemicals revenues increased $322 million compared with 1995. Approximately 90 percent of the increase was due to inclusion of a full year of SFP operations. The remaining increase was due to strong petroleum products and agricultural chemicals demand.


                                     BURLINGTON NORTHERN SANTA FE CORPORATION 15

  Revenue increases and changes per thousand revenue ton miles in all other commodity groups are principally due to the inclusion of SFP results for the full year.

EXPENSES

Total operating expenses for 1996 were $6,393 million compared with expenses of $5,591 million for 1995. The operating ratio for 1996 was 78.5 percent, compared with an operating ratio of 79.4 percent for 1995, excluding a $735 million special charge. The favorable decrease in the operating ratio reflects synergies from combining operations which resulted in reduced costs principally within administrative functions. These benefits were partially offset by higher prices paid for labor, services and materials, including a significant increase in the cost of diesel fuel during 1996.

  Compensation and benefits expenses of $2,561 million were $494 million above 1995 principally due to the full year of combined operations. The Company began to realize the benefits of the merger during 1996 as employment, which approximated 43,000 at the end of 1996, decreased by 5 percent when compared with the prior year. Salaried employee levels decreased over 15 percent in the same time period.

  Purchased services expenses increased $285 million for 1996 compared with 1995, principally reflecting a full year of combined operations.

  Equipment rents expenses were $196 million higher than 1995 due to the full year combined operations as well as an increase in lease rental expense for freight cars.

  Depreciation and amortization expense for 1996 was $240 million higher than 1995 primarily due to the full year depreciation and amortization for combined operations.

  Fuel expenses for 1996 were $247 million or 51 percent higher than 1995 primarily due to an increase in consumption resulting from the full year of combined operations and an 8 cent increase in the average price per gallon.

  Materials and other expenses for 1996 increased $75 million compared with 1995. The increase reflects the full year of combined operations partially offset by decreases in expenses from cost initiatives including reductions in employee injuries due to increased focus on employee safety.

  Interest expense increased $81 million compared with 1995, due to the full year effect of interest on SFP debt in 1996 as well as an increase in the levels of outstanding debt.

  Other income (expense), net was $35 million below 1995. The decrease is due to a full year of combined operations in 1996 as well as $16 million of equity in earnings of SFP from February 21, 1995, the date of BNI's initial investment in SFP, to September 22, 1995, the date of merger consummation.

ACQUISITION OF SFP

On June 29, 1994, BNI and SFP entered into an Agreement and Plan of Merger (as amended, the Merger Agreement) pursuant to which SFP would merge with BNI in the manner described in Note 2: Acquisition of SFP (the Merger). Stockholders of BNI and SFP approved the Merger Agreement at special stockholders' meetings held on February 7, 1995. On August 23, 1995, the Interstate Commerce Commission issued a written decision approving the Merger and on September 22, 1995 the Merger was consummated. As discussed in Note 2, the business combination with SFP was accounted for by the purchase method.

  Pursuant to the Merger Agreement, BNI and SFP commenced tender offers (together, the Tender Offer) to acquire 25 million and 38 million shares of SFP common stock, respectively, at $20 per share in cash. During 1995, SFP borrowed $1.0 billion under a credit facility of which $760 million of the proceeds were used to purchase the 38 million shares pursuant to the Tender Offer. In addition, BNI borrowed $500 million under a credit facility of which the proceeds were used to finance BNI's purchase of SFP common stock in the Tender Offer. The Tender Offer was completed on February 21, 1995.

CAPITAL RESOURCES AND LIQUIDITY
1997 CASH FLOWS

Cash generated from operations is BNSF's principal source of liquidity. BNSF generally funds any additional liquidity requirements through debt issuance, including commercial paper, or leasing of assets.

  Operating activities provided cash of $1,814 million during 1997 compared with $1,871 million during 1996. The decrease in cash from operations was in part caused by an increase in cash used for working capital reflecting the timing of payments, partially offset by a decrease in payments for employee, merger and separation costs. Additionally, the Company had a significant increase in receivable balances during 1997 which was largely offset by the sale of an additional $300 million of accounts receivable in June.

  BNSF's cash outflows from investing activities for 1997 predominantly consisted of capital expenditures of $2,182 million which are further discussed below, while cash inflows from financing activities of $499 million principally reflect net proceeds from borrowings partially offset by dividend payments.

16 BURLINGTON NORTHERN SANTA FE CORPORATION

OTHER CAPITAL RESOURCES AND LIQUIDITY

BNSF issues commercial paper from time to time. These borrowings are supported by bank revolving credit agreements. Outstanding commercial paper balances are considered as reducing the amount of borrowings available under these agreements. The bank revolving credit agreements allow borrowings of up to $500 million on a short-term basis and $1.5 billion on a long-term basis. Annual facility fees are currently 0.075 percent and 0.11 percent, respectively, and are subject to change based upon changes in BNSF's senior unsecured debt ratings. Borrowing rates are based upon i) LIBOR plus a spread based upon BNSF's senior unsecured debt ratings, ii) money market rates offered at the option of the lenders, or iii) an alternate base rate. The commitments of the lenders under the short-term and long-term agreements were extended on November 12, 1997, and are currently scheduled to expire on November 11, 1998 and November 12, 2002, respectively.

  At December 31, 1997, there were no borrowings against the long-term revolving credit agreement and the maturity value of commercial paper outstanding was $673 million, leaving a total remaining capacity of $827 million under the long-term revolving credit agreement available and $500 million under the short-term credit agreement available. Additionally, the Company has a shelf registration of debt securities, including medium-term notes, which had $350 million available for borrowing at December 31, 1997.

  In February 1997, BNSF issued $100 million of 6.1% notes, due February 27, 2027. These notes may be redeemed on February 27, 2000, 2003 or 2007, at the option of the holder. In July 1997, BNSF issued $175 million of 6.53% notes due July 15, 2037 and $200 million of 7.25% debentures due August 1, 2097. The $175 million 6.53% notes may be redeemed on July 15, 2003, at the option of the holder. In August 1997, BNSF filed a shelf registration of debt securities, including medium-term notes, that may be issued in one or more series at an aggregate offering price not to exceed $550 million. In December 1997, the Company issued $200 million of 6 7/8% debentures, due December 1, 2027. The net proceeds of these debt issues were used for general corporate purposes including the repayment of commercial paper.

  During 1997, BNSF Railway installed a new revenue management system, replacing separate BNRR and ATSF systems. Primarily as a result of systems integration, accounts receivable balances have risen above historical levels. Receivable balances reached a 1997 high at September 30, 1997 and during the fourth quarter, the Company was able to reduce outstanding receivables by $140 million. The Company expects to further reduce receivables during 1998. The increase is largely offset by additional accounts receivable sales in 1997. BNSF maintains an allowance for corrections to and collectibility of freight and other billing, and believes that the December 31, 1997 allowance is adequate to cover disputed and uncollectible receivables.

  As discussed in Note 9 to the financial statements, the Company completed a new amended and restated accounts receivable sales agreement in June 1997 to sell up to $600 million of accounts receivable. This agreement replaced an existing accounts receivable sale agreement which allowed the sale of up to $300 million of accounts receivable. In June 1997, the Company sold an additional $300 million of accounts receivable.

CAPITAL EXPENDITURES AND RESOURCES

A breakdown of cash capital expenditures is set forth in the following table (in millions):

Year ended December 31,     1997    1996    1995
-----------------------     ----    ----    ----
Maintenance of Way         $  974  $  854   $ 482
Equipment                     572     514     112
Expansion Projects            428     445     229
Other                         208     421      67
-----------------------    ------  ------   -----
Total                      $2,182  $2,234   $ 890
=======================    ======  ======   =====

  Maintenance of way expenditures for 1997 increased primarily due to an increase in spending on rail and tie renewal projects. Expansion projects in both 1997 and 1996 reflect double and triple tracking of main line track and construction of intermodal facilities. Equipment expenditures were higher in 1997 reflecting an increase in locomotive purchases. Other projects in 1996 include $150 million related to rail lines acquired from UP-SP.

  BNSF has entered into commitments to acquire 380 locomotives in 1998. The locomotives will be financed from one or a combination of sources including, but not limited to, cash from operations, capital or operating leases, and debt issuances. The decision on the method used will depend upon then current market conditions and other factors. Additionally, BNSF has committed to acquire 325, 76 and 50 locomotives in each of 1999, 2000, and 2001, respectively.

INFLATION

Due to the capital intensive nature of BNSF's business, the full effect of inflation is not reflected in operating expenses because depreciation is based on historical cost. An assumption that all operating assets were depreciated at current price levels would result in substantially greater expense than historically reported amounts.


                                     BURLINGTON NORTHERN SANTA FE CORPORATION 17

DIVIDENDS

Common stock dividends declared were $1.20 per common share annually for 1997, 1996 and 1995. Dividends paid on common stock were $185 million and $184 million during 1997 and 1996, respectively. Dividends on common and preferred stock were $129 million during 1995. The increase in 1996 dividends as compared to 1995 reflects an increase in outstanding shares of common stock principally due to the Merger. On January 15, 1998, the Board of Directors declared a dividend of 30 cents per share upon its outstanding shares of common stock, $.01 par value, payable April 1, 1998, to stockholders of record on March 10, 1998.

CAPITAL STRUCTURE

BNSF's ratio of total debt to total capital was 44 percent, 44 percent and 46 percent at the end of 1997, 1996 and 1995, respectively.

OTHER MATTERS

CASUALTY AND ENVIRONMENTAL

Personal injury claims, including work-related injuries to employees, are a significant expense for the railroad industry. Employees of BNSF are compensated for work-related injuries according to the provisions of the Federal Employers' Liability Act (FELA). FELA's system of requiring finding of fault, coupled with unscheduled awards and reliance on the jury system, contributed to significant increases in expense in past years. BNSF implemented a number of safety programs to reduce the number of personal injuries as well as the associated claims and personal injury expense. The total amount of personal injury expenses were $139 million, $162 million, and $143 million in 1997, 1996 and 1995, respectively. Expenses in 1997 and 1996 reflect a full year of combined operations while 1995 includes SFP expenses from September 22, 1995 through December 31, 1995.

  As discussed in more detail in Note 15: Environmental and other contingencies, the Company's operations, as well as those of its competitors, are subject to extensive federal, state and local environmental regulation. BNSF's operating procedures include practices to protect the environment from the environmental risks inherent in railroad operations, which frequently involve transporting chemicals and other hazardous materials. Additionally, many of BNSF's land holdings are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, BNSF is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980, also known as the "Superfund" law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs without regard to fault or the legality of the original conduct on current and former owners and operators of a site.

  BNSF is involved in a number of administrative and judicial proceedings and other mandatory clean-up efforts at 353 sites, including the Superfund sites, at which it is being asked to participate in the study or clean-up, or both, of alleged environmental contamination. BNSF paid approximately $51 million, $47 million and $31 million during 1997, 1996 and 1995 respectively, for mandatory clean-up efforts, including amounts expended under federal and state voluntary clean-up programs. BNSF has accruals of approximately $202 million for remediation and restoration of all known sites. BNSF anticipates that the majority of the accrued costs at December 31, 1997 will be paid over the next five years. No individual site is considered to be material.

  Liabilities recorded for environmental costs represent BNSF's best estimates for remediation and restoration of these sites and include both asserted and unasserted claims. Unasserted claims are not considered to be a material component of the liability. Although recorded liabilities include BNSF's best estimates of all costs, without reduction for anticipated recoveries from third parties, BNSF's total clean-up costs at these sites cannot be predicted with certainty due to various factors such as the extent of corrective actions that may be required, evolving environmental laws and regulations, advances in environmental technology, the extent of other parties' participation in clean-up efforts, developments in ongoing environmental analyses related to sites determined to be contaminated, and developments in environmental surveys and studies of potentially contaminated sites. As a result, future charges to income for environmental liabilities could have a significant effect on results of operations in a particular quarter or fiscal year as individual site studies and remediation and restoration efforts proceed or as new sites arise. However, management believes that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on BNSF's consolidated financial position or liquidity.

  The railroad industry, including BNSF Railway, will become subject to future requirements regulating air emissions from diesel locomotives that will increase their operating costs. Regulations applicable to new and rebuilt locomotive engines were issued by the Environmental Protection Agency in December 1997. These regulations, which are not yet effective, will be phased in between 2000 and 2010. Under some interpretations of federal law, older locomotive engines may be regulated by states based on standards and procedures which the State


18 BURLINGTON NORTHERN SANTA FE CORPORATION of California ultimately adopts. The State of California has previously indicated to the Environmental Protection Agency that it will support the federal rule as proposed subject to slight technical modifications. Presently, the magnitude of any future expense is unknown.

OTHER CLAIMS AND LITIGATION

BNSF and its subsidiaries are parties to a number of legal actions and claims, various governmental proceedings and private civil suits arising in the ordinary course of business, including those related to environmental matters and personal injury claims. While the final outcome of these items cannot be predicted with certainty, considering among other things the meritorious legal defenses available, it is the opinion of management that none of these items, when finally resolved, will have a material adverse effect on the annual results of operations, financial position or liquidity of BNSF, although an adverse resolution of a number of these items could have a material adverse effect on the results of operations in a particular quarter or fiscal year.

LABOR

Labor unions represent approximately 88 percent of BNSF Railway employees under collective bargaining agreements with 13 different labor organizations. The collective bargaining agreements reached in 1995 and 1996 as a result of industry-wide labor contract negotiations will remain in effect through at least December 31, 1999 and until new agreements are reached or the Railway Labor Act's procedures are exhausted.

POTENTIAL SALE OF INVESTMENT IN PIPELINE PARTNERSHIPS

As discussed in Note 4: Potential sale of investment in pipeline partnerships, Santa Fe Pacific Pipelines, Inc. (Pipelines), an indirect wholly-owned subsidiary of BNSF, entered into an agreement with Kinder Morgan Energy Partners L.P. (Kinder Morgan) whereby Kinder Morgan will acquire substantially all of Pipelines' interests in Santa Fe Pacific Pipeline Partners, L.P. and its operating subsidiary (Pipeline Partnerships). Total cash consideration to be received by Pipelines will be approximately $90 million. Pipelines will receive Kinder Morgan units for its 42 percent limited partnership interests; however, the Company has debt outstanding, through a subsidiary, which is exchangeable for common units represented by its limited partnership interest and will become exchangeable for the Kinder Morgan units to be received by it in the exchange. The transaction is expected to be consummated in the first quarter of 1998 and is anticipated to result in a one-time after-tax gain of approximately $30 million. The ongoing effect on BNSF's results of operations is not anticipated to be significant as Pipelines' equity income from its interest in the Pipeline Partnerships is largely offset by interest expense related to outstanding debt of the Company.

SHARE REPURCHASE PROGRAM

On July 17, 1997, the Board of Directors of BNSF authorized the repurchase of up to 10 million shares of the Company's common stock from time to time in the open market. Repurchased shares will be available to satisfy future requirements of various stock-based employee compensation programs. Through February 6, 1998, 65,100 shares at a cost of $84.98 per share have been repurchased under the program. As discussed in Note 20: Share repurchase program, in November 1997, the Company sold 500,000 equity put options in connection with its share repurchase program.

HEDGING ACTIVITIES

FUEL

BNSF has a program to hedge against fluctuations in the price of its diesel fuel purchases. This program includes forward purchases for delivery at fueling facilities, and various commodity swap and collar transactions which are accounted for as hedges. Any gains or losses associated with changes in market value of these hedges are deferred and recognized as a component of fuel expense in the period in which the hedged fuel is purchased and used. To the extent BNSF hedges portions of its fuel purchases, it will not realize the impact of increases or decreases in fuel prices. Based on 1997 fuel consumption, each one cent increase in the price of fuel would result in approximately $11 million in additional fuel expense on an annual basis.

  As of February 6, 1998, BNSF had entered into forward purchases for approximately 353 million gallons at an average price of approximately 53 cents per gallon, and fuel swaps for approximately 1,046 million gallons at an average price of approximately 53 cents per gallon.

  The above prices do not include taxes, transportation costs, certain other fuel handling costs and, except for forward contracts, any differences which may occur from time to time between the prices of commodities hedged and the purchase price of BNSF's diesel fuel.

  BNSF's fuel hedging program covers approximately 72 percent, 29 percent and 18 percent of estimated fuel purchases for 1998, 1999, and 2000, respectively. Quarterly hedges in 1998 range from 64 percent to 82 percent of anticipated fuel purchases. Hedges for 1999 and 2000 approximate 29 percent and 18 percent of estimated consumption for each quarter, respectively. Hedge positions are closely monitored to ensure that they will not exceed actual fuel requirements in any period. Unrecognized losses from BNSF's fuel hedging transactions were approximately $24 million as of December 31, 1997 and unrecognized gains as of December 31, 1996

                                     BURLINGTON NORTHERN SANTA FE CORPORATION 19

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were approximately $17 million. BNSF also monitors its hedging positions and credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.

INTEREST RATE

From time to time, the Company enters into various interest rate hedging transactions for the purpose of managing exposure to fluctuations in interest rates and establishing rates in anticipation of future debt issuances. As of February 6, 1998, BNSF had interest rate swap transactions which fix the interest rate on the total principal amount of $375 million of its commercial paper debt. The interest rate swap transactions require payment of a weighted average fixed interest rate of approximately 6.1 percent, and the receipt of a variable interest rate based on a commercial paper composite rate. Swap transactions of $250 million will expire in December 1998, and $125 million will expire in December 1999. Any gains and losses associated with changes in market value of these swaps are not recognized. BNSF recognizes, on an accrual basis, a fixed rate of interest on the principal amount of commercial paper hedged over the term of the swap agreements. Unrecognized losses from BNSF's swap transactions were not material as of December 31, 1997.

  In anticipation of a future debt issuance, BNSF has entered into treasury lock transactions totaling $200 million at an average interest rate of 5.875 percent. The treasury lock transactions are based on a 30-year U.S. treasury rate and can be closed by BNSF anytime up to expiration in June 1998. Unrecognized gains were not material as of December 31, 1997.

UP-SP MERGER

The Surface Transportation Board (STB) approved the acquisition of Southern Pacific Rail Corporation (SP) by Union Pacific Corporation (UP) in its written decision dated August 12, 1996. The transaction was consummated on September 12, 1996. As a condition of the merger, the STB imposed provisions which grant
BNSF Railway access to approximately 4,000 miles of UP-SP track. The STB decision provides BNSF Railway with greater access to Gulf Coast and West Coast markets. Additionally, in late 1997 BNSF Railway was granted temporary access to additional UP-SP rail lines by order of the STB. On February 13, 1998, the Company and UP announced an agreement providing for joint ownership of the line between Houston and New Orleans. This agreement establishes joint dispatching responsibility for certain Gulf Coast lines and increased access to certain Gulf Coast shippers for BNSF.

  During 1997, the Company gained approximately 1.8 points of market share of shipments by rail in the Western United States. This gain was primarily the result of the trackage rights gained from the UP-SP and operating problems experienced by the UP-SP associated with consolidating operations. It is presently unknown when UP-SP's operating difficulties will be resolved and what effect a fully operational UP-SP will have on BNSF Railway's future market opportunities and alternatives.

YEAR 2000

BNSF has established a committee to evaluate and manage the cost and risk associated with the Company's hardware and software becoming year 2000 compliant and to minimize the impact on the Company's operations. The committee has identified the major areas of BNSF's information systems that will be affected by the year 2000 non-compliance and is in the process of implementing changes and recommending alternative solutions for the year 2000. To date specific spending on year 2000 activities has not been significant. However, BNSF has completed year 2000 compliance on certain systems in conjunction with the merger-related systems integration. The cost of making the Company's remaining information systems and software year 2000 compliant is estimated to be approximately $20 million and will be incurred over the next two years. Additionally, management is evaluating the impact of year 2000 compliance on other areas of the Company. It is the opinion of management that year 2000 will not have a material adverse effect on the annual results of operations or financial position of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Statements are effective for fiscal years beginning after December 15, 1997. SFAS No. 130 requires the presentation of comprehensive income and its components in a full set of financial statements. SFAS No. 131 requires the disclosure of financial and descriptive information about reportable operating segments. Both SFAS No. 130 and 131 are modifications of disclosure requirements which will have no effect on the results of operations or financial condition of the Company. The Company does not anticipate any significant changes in disclosure as a result of adopting SFAS Nos. 130 and 131.

FORWARD-LOOKING INFORMATION

To the extent that these written statements include predictions concerning future operations and results of operations, such statements are forward-looking statements that involve risks and uncertainties, and actual results may differ materially. Factors that could cause actual results to differ materially include, but are not limited to, general economic downturns, which may limit demand and pricing; labor matters, which may affect the costs and feasibility of certain operations; and competition and commodity concentrations, which may affect traffic and pricing levels.

20 BURLINGTON NORTHERN SANTA FE CORPORATION